UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 1-35114
_______________________________________________

Brookfield Residential Properties Inc. (Translation of registrant's name into English)

4906 Richard Road S.W. Calgary, Alberta, Canada T3E 6L1 (Address of principal executive offices) _______________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 8, 2012.

Brookfield Residential Properties Inc.

Date: August 7, 2012	By:	/s/ Craig J. Laurie
Name: Craig J. Laurie Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit

99.1	BROOKFIELD RESIDENTIAL REPORTS 2012 SECOND QUARTER RESULTS
99.2	2012 Q2 LETTER TO SHAREHOLDERS